Exhibit 99.1

Exhibit 99.1
(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2017
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three months ended March 31, 2017 and related notes thereto which have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting of International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of April 26, 2017.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the benefits of the Caspiche Transaction (as defined below) or the Cerro Casale Transaction (as defined below), the number of Goldcorp shares to be issued, timing and anticipated receipt of regulatory approvals for the Caspiche Transaction and the Cerro Casale Transaction, the ability of the parties to satisfy conditions of and to complete the Caspiche Transaction and the Cerro Casale Transaction within the times specified, the development of the Caspiche project, the development of the Cerro Casale project, the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” , “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. In respect of the forward-looking statements concerning the anticipated completion of the proposed Caspiche Transaction and the Cerro Casale Transaction and the anticipated timing for completion of the Caspiche Transaction and the Cerro Casale Transaction, Goldcorp has provided them in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the acceptance by the shareholders of Exeter Resource Corporation ("Exeter") of the tender offer from Goldcorp; the ability of the parties to receive, in a timely manner, the necessary regulatory and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Caspiche Transaction and the Cerro Casale Transaction. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk that the Caspiche Transaction or the Cerro Casale Transaction may not close when planned or at all or on the terms and conditions set forth in the Caspiche Transaction agreement and Cerro Casale Transaction agreements, respectively; the failure to meet the minimum tender conditions under the offer made to the shareholders of Exeter; the failure to obtain the necessary regulatory and other third party approvals required in order to proceed with the Caspiche Transaction or the Cerro Casale Transaction; the benefits expected from the Caspiche Transaction or the Cerro Casale Transaction not being realized; risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors” in Goldcorp’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
CAUTIONARY STATEMENT REGARDING CERTAIN MEASURES OF PERFORMANCE
This MD&A presents certain measures, including "total cash costs: by-product", "total cash costs: co-product", ‘‘all-in sustaining costs" and ‘‘adjusted operating cash flow’’, that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. This MD&A also contains information as to estimated future all-in sustaining costs. The estimates of future all-in sustaining costs are not based on total production cash costs calculated in accordance with IFRS, which forms the basis of the Company’s cash costs: by-product. The estimates of future all-in sustaining costs are anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital, tax payments, dividends and financing costs. Projected IFRS total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization and tax payments. Due to the uncertainty of the likelihood, amount and timing of any such items, the Company does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A relating to Mineral Reserves and Mineral Resources was reviewed and approved by Gil Lawson, P.Eng., Vice President, Geology and Mine Planning for Goldcorp, and a “qualified person” as defined by Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Scientific and technical information in this MD&A relating to exploration results was reviewed and approved by Sally Goodman, PhD, PGeo, Director, Generative Geology for Goldcorp, and a "qualified person" as defined by NI 43-101. All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves equivalent. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s most recent annual information form and the current technical report for each of those properties, all available on SEDAR at www.sedar.com.
Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: The Mineral Resource and Mineral Reserve estimates contained in this MD&A have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”) . U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions. For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.
While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this MD&A containing descriptions of the Goldcorp’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2017
Net earnings for the first quarter of 2017 were $170 million, or $0.20 per share, compared to net earnings of $80 million, or $0.10 per share, for the first quarter of 2016.
Operating cash flows for the first quarter of 2017 were $227 million and adjusted operating cash flows were $269 million (1) of which $74 million was used to fund the growth pipeline, $65 million was used to repurchase a gold stream on the Company's NuevaUnión project and $15 million was used to pay dividends. Available liquidity was $3.1 billion at March 31, 2017.
Gold production of 655,000 ounces at all-in sustaining costs ("AISC") of $800 per ounce, compared to 784,000 ounces at AISC of $836 for the first quarter of 2016 (1).  2017 guidance reconfirmed for gold production of approximately 2.5 million ounces (+/- 5%) at AISC of approximately $850 (2) per ounce (+/- 5%).
Portfolio optimization continues to drive increasing net asset value (“NAV”) per share. The Company continued to upgrade its portfolio with the announcement of a 50/50 joint venture with Barrick Gold Corporation in the Maricunga district in Chile, and the completion of approximately $500 million in divestitures of non-core assets. Targeted annual sustainable efficiency improvements of $250 million and advancing our robust project pipeline are on track to deliver a 20% increase in gold production, a 20% increase in gold reserves and a 20% reduction in AISC over the next five years.

(1)
The Company has included non-GAAP performance measures on an attributable (or Goldcorp's share) basis throughout this document. AISC per ounce and adjusted operating cash flows are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 30-34 of this MD&A.

(2)	Refer to footnote (3) on page 14 of this MD&A regarding the Company's projection of AISC.

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW
Goldcorp is a leading gold producer focused on responsible mining practices, with production from a portfolio of long-life, high quality assets throughout the Americas that it believes positions the Company to deliver long-term value.
The Company’s principal producing mining properties are comprised of the Éléonore, Musselwhite, Porcupine and Red Lake mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40.0% interest) in the Dominican Republic.
The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, lead, zinc and copper. Goldcorp's principal product is gold doré with the refined gold bullion sold primarily in the London spot market. As a result, Goldcorp is not dependent on a particular purchaser with regard to the sale of the gold doré. In addition to gold, the Company also produces silver, copper, lead and zinc primarily from concentrate produced at the Peñasquito and Alumbrera mines, which is sold to third party smelters and refineries.
Goldcorp has an investment-grade credit rating, supported by a strong balance sheet, and remains 100% unhedged to gold sales, providing full exposure to gold prices.
STRATEGY
Goldcorp's vision is to create sustainable value for all of its stakeholders by focusing on growing NAV per share to generate long-term shareholder value. With a portfolio of large, long-life assets that provide economies of scale, coupled with low AISC and underpinned by a strong balance sheet, Goldcorp continues to optimize its portfolio of assets and reinvest in a pipeline of organic opportunities to drive increasing NAV per share.
The Company has outlined its 20/20/20 growth plan that is expected to deliver a 20% increase in gold production, a 20% increase in gold reserves and a 20% reduction in AISC over the next five years. In pursuit of this, Goldcorp is committed to being responsible stewards of the environment and building collaborative partnerships with communities, governments and all other stakeholders for mutual success.
With a solid balance sheet, Goldcorp believes it is well-positioned to weather gold price volatility. The Company's capital allocation strategy focuses on investing in its pipeline of organic growth opportunities, further debt reduction and returning capital to its shareholders by paying a sustainable dividend. Furthermore, Goldcorp has the flexibility to take advantage of corporate development opportunities in lower political risk jurisdictions that would be accretive to NAV per share, and leverage its exploration spending in the most efficient way possible through small toehold investments in junior mining companies.

CORPORATE DEVELOPMENTS
Agreements to Acquire Cerro Casale and Caspiche Projects
On March 28, 2017, the Company entered into several agreements to acquire a 50% interest in the Cerro Casale project (the "Cerro Casale Transaction"), which together with the Caspiche project discussed below, are expected to form part of a 50/50 joint operation with Barrick Gold Corporation ("Barrick"). The Cerro Casale project is within the Maricunga Gold Belt, located in the Atacama Region in northern Chile. The Company also agreed to acquire 100% of the issued and outstanding shares of Exeter Resource Corporation ("Exeter") and its Caspiche project (the "Caspiche Transaction"), which is also located within the Maricunga Gold Belt. The transactions are consistent with the Company's strategy of populating its pipeline with high-quality, long-dated optionality to drive increasing NAV per share.

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

The transactions will be executed in multiple steps, including the acquisition by Goldcorp of a 25% interest in the Cerro Casale project from each of Kinross Gold Corporation ("Kinross") and Barrick, which will result in Barrick and Goldcorp each owning 50% of the project and subsequently forming a 50/50 joint operation with Barrick. Goldcorp expects to contribute the Caspiche project into the joint operation following closing.
The key steps in the transactions are as follows:

•
Acquisition of Kinross' 25% interest in Cerro Casale and 100% interest in the Quebrada Seca exploration project for: (i) an initial cash payment of $260 million, (ii) the granting of a 1.25% royalty interest to Kinross on 25% of gross revenues derived from metal production from Cerro Casale and Quebrada Seca, with Kinross foregoing the first $10 million payable, (iii) a contingent payment of $40 million payable after a construction decision at Cerro Casale, and (iv) the assumption of a $20 million obligation to Barrick payable on commercial production at Cerro Casale.

•
Acquisition of an additional 25% interest in Cerro Casale from Barrick for: (i) a deferred payment obligation of $260 million to be satisfied through the funding of 100% of Cerro Casale’s expenditures (as described below), (ii) the granting of a 1.25% royalty interest to Barrick on 25% of gross revenues derived from metal production from Cerro Casale and Quebrada Seca, (iii) a contingent payment of $40 million payable after a construction decision at Cerro Casale, and (iv) the transfer to Barrick of a 50% interest in Quebrada Seca, followed by the joint contribution by Goldcorp and Barrick of 100% of Quebrada Seca to the joint venture.

•
Acquisition of Exeter and its 100% owned Caspiche project for share consideration of approximately $185 million on a fully diluted basis through a supported takeover bid. Under the terms of the supported takeover bid, Exeter shareholders will be entitled to receive 0.12 of a common share of Goldcorp for each Exeter common share held. The transaction was transitioned to a supported takeover bid under the terms of an amended and restated agreement dated April 19, 2017.

•
Formation of a 50/50 joint operation with Barrick. The joint operation will include a 100% interest in each of the Cerro Casale and Quebrada Seca projects and, if the acquisition of Exeter is completed, the Caspiche project. The parties have agreed that 50% of Caspiche’s acquisition cost, or approximately $85 million, will be credited against Goldcorp’s obligations under the joint operation. In addition, Goldcorp will be required to spend a minimum of $60 million in the two-year period following closing of the Transaction, and a minimum of $80 million in each successive two-year period until the deferred payment obligation is satisfied. If Goldcorp does not spend the minimum in any two-year period, Goldcorp will instead be required to make a payment to Barrick equal to 50% of the shortfall, with a corresponding reduction in the deferred payment obligation.

Goldcorp expects that the joint operation will allow for the consolidation of infrastructure to reduce capital and operating costs, reducing the environmental footprint and providing increased returns compared to two standalone projects.
The Company expects the Cerro Casale Transaction and the Caspiche Transaction to be completed in the second quarter of 2017. Upon completion, Goldcorp and Barrick will form a dedicated project team that will undertake 18-24 months of concept studies on the combined project, including analysis of synergies and infrastructure rationalization, in conjunction with community consultation and broad stakeholder engagement.
Divestitures
Aligned with the Company's strategy to optimize its portfolio through the divestiture of non-core assets and focus on large-scale camps, Goldcorp completed the sale of its Los Filos Mine in Mexico in April 2017 and entered into an agreement in January 2017 to sell its 100% interest in the Cerro Blanco project in Guatemala as described below.
On April 7, 2017, the Company completed the sale of Los Filos to Leagold Mining Corporation (“Leagold”) for total consideration of $350 million, before working capital adjustments. The consideration was comprised of 25.3% of Leagold's issued and outstanding common shares, with a value of approximately $71 million, $250 million in cash and a $29 million short-term promissory note that is due on the earlier of (i) 120 days from closing and (ii) the receipt by Leagold of approval from the Mexican competition commission of a subsequent tranche of its equity financing. Goldcorp also retained rights to certain tax receivables of approximately $100 million. In connection with the transaction, Goldcorp recognized a net reversal of a 2015 impairment in mining interests at Los Filos of $43 million: an impairment reversal of $59 million was recognized in the fourth quarter of 2016 and a subsequent impairment of $16 million was recognized in the first quarter of 2017.
On January 11, 2017, the Company entered into an agreement to sell its 100% interest in the Cerro Blanco project, located in Guatemala, to Bluestone Resources Inc. (“Bluestone”) for total consideration of approximately $26 million, comprised of $18 million in cash, a 1% Net Smelter Return royalty on production and common shares of Bluestone. Goldcorp will receive an additional $15 million cash payment from Bluestone upon declaration of commercial production at Cerro Blanco. In connection with the transaction, Goldcorp recognized a reversal of impairment of its Cerro Blanco project of $19 million at March 31, 2017. The transaction is expected to close in the second quarter of 2017.

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

PROGRESS TOWARDS DELIVERING $250 MILLION OF SUSTAINABLE ANNUAL EFFICIENCIES
During the first quarter of 2017, the Company continued the implementation of its productivity and cost optimization program as Red Lake and Éléonore joined Peñasquito in the design phase of the program. In the second quarter of 2017, Peñasquito will begin the work of delivering benefits that have been identified in the areas of contract renegotiation and improved overall equipment effectiveness.  With these efforts contributing to the work already underway at Porcupine, Cerro Negro and at corporate, the Company remains on track to realize its $250 million target for sustainable annual efficiencies in 2018.

MARKET OVERVIEW
Gold
The market price of gold is the primary driver of Goldcorp's profitability. The price of gold can fluctuate widely and is affected by a number of macroeconomic factors, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand and the political and economic conditions of major gold-producing and gold-consuming countries throughout the world.
The gold market in the first quarter of 2017 followed a similar trend as the first quarter of 2016. The price of gold began the year at its low of $1,145 per ounce following a US interest rate increase in December 2016 and then climbed strongly to $1,255 per ounce at the end of February 2017, before experiencing a modest pullback in early March. A second interest rate increase in mid-March attracted additional buying, resulting in a closing price of $1,245 per ounce at March 31, 2017, a 9% gain for the first quarter of 2017. During the first quarter of 2017 the Company realized an average gold price of $1,236 per ounce, a 3% increase compared to $1,203 per ounce in the first quarter of 2016, and $1,181 per ounce in the fourth quarter of 2016.
Currency Markets
The results of Goldcorp's mining operations are affected by the US dollar exchange rates. The Company has exposure to the Canadian dollar relating to its Red Lake, Éléonore, Porcupine and Musselwhite operations, exposure to the Mexican peso relating to its Peñasquito and Los Filos operations, exposure to the Argentine peso relating to its Cerro Negro operation, exposure to the Dominican Republic peso relating to its investment in Pueblo Viejo and exposure to the Guatemalan quetzal relating to its Marlin operation. The Company's exposure to the Mexican peso and Guatemalan quetzal will decrease in the second quarter of 2017 after the closing of the sale of the Los Filos mine in April and the closure of the Marlin mine, respectively.
Fluctuations in the US dollar can cause the volatility of costs reported in US dollars. In addition, monetary assets and liabilities that are denominated in non-US dollar currencies, such as cash and cash equivalents and value-added taxes, are subject to currency risk. Goldcorp is further exposed to currency risk through non-monetary assets and liabilities of entities whose taxable profit or tax loss are denominated in non-US dollar currencies. Changes in exchange rates give rise to temporary differences resulting in deferred tax liabilities with the resulting deferred tax charged or credited to income tax expense.
Goldcorp's financial risk management policy allows the hedging of foreign exchange exposure to reduce the risk associated with currency fluctuations. The Company enters into Mexican peso currency hedge contracts to purchase Mexican pesos at pre-determined US dollar amounts. These contracts are entered into to normalize operating expenses and capital expenditures at Peñasquito expressed in US dollar terms.

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Currency markets continued to fluctuate due to changing expectations of interest rate increases in the US, fluctuations in oil prices and ongoing geopolitical developments. The Canadian dollar remained relatively stable during the first quarter of 2017. The Mexican peso reversed its weakening trend and strengthened considerably in the first quarter of 2017, primarily as a result of market intervention and interest rate increases by the Mexican central bank.

Following the Argentine government's elimination of currency controls in late 2015, the Argentine peso weakened through 2016. However, during the first quarter of 2017 the Argentine peso strengthened, supported by ongoing market reforms by the Argentine government.

Argentine Economy
Argentina's political and economic landscape underwent significant changes in late 2015, and this has positively impacted Cerro Negro. The new Argentine government implemented structural measures to reduce or remove controls and restrictions on capital flows and foreign exchange. While these changes have eased restrictions, the economy continues to recover slowly with some obstacles yet to be overcome. The official annual inflation rate stands at more than 40 percent. The increase in the inflation rate was expected as many subsidies were eliminated. Economic activity, while slow in 2016, is expected to improve in 2017 in response to the government’s market-oriented reforms.

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW OF QUARTERLY FINANCIAL AND OPERATING RESULTS

	March 31		December 31		September 30		June 30
	2017	2016	2016	2015	2016	2015	2016	2015
Financial Results
Revenues	$882	$944	$898	$1,072	$915	$1,098	$753	$1,188
Net earnings (loss)	$170	$80	$101	$(4,271)	$59	$(191)	$(78)	$392
Net earnings (loss) per share
– Basic and diluted	$0.20	$0.10	$0.12	$(5.14)	$0.07	$(0.23)	$(0.09)	$0.47
Operating cash flow	$227	$59	$239	$401	$267	$443	$234	$528
Adjusted operating cash flow (1)	$269	$89	$383	$504	$341	$506	$307	$523
Expenditures on mining interests (cash basis)	$186	$182	$217	$251	$168	$249	$177	$330
– Sustaining	$113	$140	$145	$188	$112	$164	$140	$193
– Expansionary	$73	$42	$72	$63	$56	$85	$37	$137
Dividends paid	$15	$51	$16	$49	$14	$75	$16	$124
Operating Results (1)
Gold produced (thousands of ounces)	655	784	761	909	715	922	613	908
Gold sold (thousands of ounces)	646	799	768	918	686	942	616	903
Silver produced (thousands of ounces)	7,100	7,700	7,400	10,200	7,700	11,300	5,300	10,400
Copper produced (thousands of pounds)	9,700	17,200	20,400	21,400	16,900	12,300	14,400	8,600
Lead produced (thousands of pounds)	32,400	29,000	29,600	40,500	33,700	49,200	17,100	47,500
Zinc produced (thousands of pounds)	80,700	71,100	78,300	89,300	75,200	111,500	38,300	105,500
Average realized gold price (per ounce)	$1,236	$1,203	$1,181	$1,098	$1,333	$1,114	$1,277	$1,189
Cash costs: by-product (per ounce) (2)	$540	$557	$481	$687	$554	$597	$728	$547
Cash costs: co-product (per ounce) (3)	701	$604	$619	$739	$657	$670	$716	$656
All-in sustaining costs (per ounce)	800	$836	$747	$977	$812	$858	$1,067	$853

(1)
The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp's share) basis in the table above. AISC and adjusted operating cash flows are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 30-34 of this report.

(2)
Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product silver sales revenues for Cerro Negro, Marlin and Pueblo Viejo; by-product lead, zinc and copper sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.13 per silver ounce (2016 – $4.09 per silver ounce) sold to Silver Wheaton Corp. and by-product copper sales revenues for Alumbrera).

(3)
Total cash costs: co-product, per ounce, is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver and copper); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 31).

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF FIRST QUARTER FINANCIAL RESULTS
Three months ended March 31, 2017 compared to the three months ended March 31, 2016
Net earnings for the three months ended March 31, 2017 were $170 million, or $0.20 per share, compared to net earnings of $80 million, or $0.10 per share, for the first quarter of 2016. The increase in net earnings in the first quarter of 2017 compared to the same period in 2016 was primarily due to higher realized metal prices, lower depreciation and depletion as a result of the lower sales volumes, lower corporate administration and restructuring costs and a $33 million reduction in a provision to fund the Company’s 37.5% share of Alumbrera’s reclamation costs, partially offset by lower sales volumes.

Net earnings and earnings per share for the first quarter of 2017 and 2016 were affected by, among other things, the following non-cash or other items that management believes are not reflective of the performance of the underlying operations (items are denoted as (increases)/decreases to net earnings and net earnings per share):

	Three months ended March 31, 2017			Three months ended March 31, 2016
(in millions, except per share)	Pre-tax	After-tax	Per share ($/share)	Pre-tax	After-tax	Per share ($/share)
Reduction in the Company's obligation to fund its share of Alumbrera's reclamation costs (1)	$(26)	$(26)	$(0.03)	$—	$—	$—
Positive deferred tax effects of foreign exchange on tax assets and liabilities and losses (2)	$—	$(61)	$(0.07)	$—	$(40)	$(0.05)
Unrealized foreign exchange (gain)/loss on Argentine peso denominated construction value-added tax receivable	$(3)	$(3)	$—	$17	$17	$0.02
Restructuring costs	$1	$1	$—	$23	$16	$0.02

(1)
$7 million of the $33 million reduction in the Company's provision to fund its share of Alumbrera’s reclamation costs relates to Alumbrera's financial performance for the first quarter of 2017 and is therefore considered reflective of the performance of the Company's underlying operations.

(2)
Positive deferred tax effects of foreign exchange on tax assets and liabilities and losses of $61 million in the three months ended March 31, 2017 (three months ended March 31, 2016 – $40 million) is primarily composed of a foreign exchange gain on the translation of current and deferred income tax assets and liabilities, arising primarily from acquisitions and dispositions, of $78 million (three months ended March 31, 2016 – foreign exchange loss of $22 million), partially offset by Argentine taxable foreign exchange gains on US dollar denominated debt in local currency of $17 million (three months ended March 31, 2016 – deductible foreign exchange losses of $62 million).

Revenues

Three months ended March 31	2017 (1)	2016 (1)	Change %
Gold
Revenue (millions)	$664	$789	(16)%
Ounces sold (thousands)	539	658	(18)%
Average realized price ($/ounce)	$1,236	$1,201	3%
Silver
Revenue (millions)	$100	$97	3%
Ounces sold (thousands)	6,769	7,621	(11)%
Average realized price ($/ounce)	$15.47	$13.56	14%
Other metals
Revenue (millions)	$118	$58	103%
Total revenue (millions)	$882	$944	(7)%

(1)	Excludes attributable share of revenues from the Company's associates.
Revenues decreased by $62 million, or 7%, primarily due to decreases in gold and silver sales volumes of 18% and 11%, respectively, partially offset by higher zinc sales volumes of 21% and higher realized prices for gold, silver and zinc of 3%, 14% and 66%, respectively. The lower gold and silver sales volumes were primarily as a result of lower production at Red Lake, due to lower grade and lower ore tonnes mined and milled, Los Filos, due to a focus on higher grade and lower strip ratio material, and Cerro Negro, due to the inclusion of ore from stockpiles in 2016 production and lower mine production. The lower production at those sites was offset partially by higher production at Peñasquito due to higher ore grade as a result of mine sequencing and higher mill throughput.

GOLDCORP  |  10

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Production Costs
Production costs decreased by $8 million, or 2%, primarily due to the devaluation of the Mexican and Argentine pesos against the US dollar ($18 million), lower production at Los Filos ($17 million), the impact of reduced operations at Marlin ($15 million) and lower production at Cerro Negro ($12 million). These decreases were offset by higher costs at Peñasquito due to a one-time charge related to the heap leach operation ($12 million), higher fuel and power costs as a result of the removal of price controls ($10 million) and higher production ($6 million); higher costs at Musselwhite ($9 million); the appreciation of the Canadian dollar against the US dollar ($8 million); and higher costs at Cerro Negro as inflation in Argentina out-paced the devaluation of the Argentine peso by approximately 25%, and more than offset the cost reductions from employee and contractor reductions.
Depreciation and Depletion

Three months ended March 31	2017 (1)	2016 (1)	Change %
Depreciation and Depletion (millions)	$246	$271	(9)%
Sales ounces (thousands)	539	658	(18)%
Depreciation and Depletion per ounce	$456	$412	11%

(1)	Excludes attributable share of revenues from the Company's associates.
Depreciation and depletion decreased by $25 million, or 9%, mainly due to lower sales volumes at Cerro Negro, Marlin and Red Lake, partially offset by higher sales volumes at Peñasquito. The impact of the overall decrease in sales volumes was partially offset by the impact of incremental depletion from the Hoyle Deep winze at Porcupine which was still under construction in the first quarter of 2016.
Share of Net Earnings Related to Associates and Joint Venture

Three months ended March 31	2017	2016	Change %
Pueblo Viejo	$27	$35	(23)%
Alumbrera	33	—	-
NuevaUnión	—	1	(100)%
Share of net earnings relating to associates and joint venture	$60	$36	67%
The Company’s share of earnings of associates and joint venture increased by $24 million in the first quarter of 2017 compared to the same period in the prior year primarily due to a $33 million reduction in the Company's provision to fund its share of Alumbrera’s reclamation costs in the first quarter of 2017, which was classified as Share of Net Earnings Related to Associates and Joint Venture. The reduction in the provision reflects the expectation that Alumbrera will be able to fund a greater portion of its reclamation costs than previously estimated due to improved financial results, primarily as a result of higher realized copper prices. At December 31, 2015, the Company recognized an impairment of its investment in Alumbrera, resulting in the carrying amount of its interest being reduced to zero, and recognized a $75 million provision to fund its share of Alumbrera's reclamation costs. Since then, the Company discontinued recognizing its share of losses of Alumbrera and did not recognize its share of earnings of Alumbrera for the three months ended March 31, 2017 as future earnings will be recognized only after the Company's provision to fund its share of Alumbrera's reclamation costs is fully reversed.
Impairment reversal
The Company recorded a net impairment reversal of $3 million in the three months ended March 31, 2017. The net impairment reversal was comprised of a reversal of impairment at Cerro Blanco of $19 million, which was based on the expected proceeds from the sale to Bluestone being greater than the carrying value of the asset, partially offset by an impairment expense at Los Filos of $16 million, based on changes to the carrying value of the Los Filos assets being sold to Leagold.
Corporate Administration
Corporate administration expenses decreased by $21 million in the first quarter of 2017 compared to the same period in the prior year, primarily due to lower employee compensation expense as a result of the impact of cost savings initiatives undertaken in 2016 and the first quarter of 2017 to restructure and decentralize the Company's operating model.
Restructuring Charges
Restructuring costs were $1 million in the three months ended March 31, 2017 compared to $23 million in the first quarter of 2016. The decrease in restructuring costs in the first quarter of 2017 related primarily to severance costs incurred in 2016 associated with the involuntary and voluntary workforce reductions at several mine sites and corporate offices and the impact of the planned closure of the Dome mine.

GOLDCORP  |  11

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Other (Income) Expense
Other income of $19 million for the three months ended March 31, 2017 was comprised primarily of foreign exchange gains arising primarily on value added tax receivables denominated in Mexican and Argentine pesos. Other expense of $18 million for the three months ended March 31, 2016 related primarily to foreign exchange losses arising primarily on value added tax receivables denominated in Argentine pesos, partially offset by interest income on loans held with Pueblo Viejo.
Income Tax Recovery
Income tax recovery for the three months ended March 31, 2017 of $48 million represented a negative 39% rate (three months ended March 31, 2016 – income tax recovery of $40 million representing a negative 100% rate) and was impacted by:

•	A $78 million foreign exchange gain on the translation of deferred income tax assets and liabilities compared to a $22 million foreign exchange loss for the three months ended March 31, 2016;

•
A higher effective tax rate in the first quarter of 2017 compared to the first quarter of 2016, after adjusting for the above noted item and non-deductible share-based compensation expense. The higher effective tax rate in the first quarter of 2017 was primarily due to the strengthening Argentine Peso during the first quarter of 2017 as compared to a weakening Argentine Peso during the same period in 2016, and the related taxable Argentine peso denominated foreign exchange gain in 2017 as compared to tax deductible foreign exchange losses in 2016. This was partially offset by higher income from associates (Pueblo Viejo and Alumbrera) which are after-tax earnings and not subject to further income tax expense.

AISC
AISC were $800 per ounce (1) for the three months ended March 31, 2017, compared to $836 per ounce for the same period in the prior year. The decrease in AISC was primarily due to higher realized by-product prices, primarily at Peñasquito ($100 per ounce), lower sustaining capital ($44 per ounce) and corporate administration expenditures ($40 per ounce), lower production costs ($30 per ounce) and the impact of the strengthening US dollar against Mexican peso ($20 per ounce), partially offset by lower sales volumes ($200 per ounce).

(1)	AISC per ounce is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 30-34 of this report.

FINANCIAL POSITION AND LIQUIDITY
The following table summarizes Goldcorp's cash flow activity:

	Three Months Ended March 31
	2017	2016
Cash flow
From continuing operations provided by operating activities	$227	$59
From continuing operations used in investing activities	(247)	(185)
From continuing operations provided by financing activities	54	199
Increase in cash and cash equivalents	34	73
Effect of exchange rate changes on cash and cash equivalents	—	2
Cash and cash equivalents, beginning of period	157	326
Increase in cash and cash equivalents reclassified as held for sale	(22)	—
Cash and cash equivalents, end of period	$169	$401
Cash flow provided from operating activities for the three months ended March 31, 2017 increased by $168 million compared to the same period in the prior year, primarily due to a net cash outflow from changes in working capital of $206 million in 2016 as compared to $23 million in 2017. The decrease in the net cash outflow from changes in working capital related primarily to an increase in concentrate sales collections and a decrease in payments of accounts payable in the first quarter of 2017 as compared to the first quarter of 2016.
The increase in cash flow used in investing activities of $62 million in the first quarter of 2017 compared to the same period in 2016 was mainly due to the purchase of a 4% gold stream on the El Morro deposit, part of the Company's NuevaUnión joint venture, from New Gold Inc. for $65 million. During the first quarter of 2017, the Company received a principal repayment from Pueblo Viejo of $43 million, which was offset by $45 million in purchases of securities and interest paid in the period. Expenditures on mining interests for the three months ended March 31, 2017 increased by $7 million compared to the first quarter of 2016.

GOLDCORP  |  12

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Expenditures on mining interests (including deposits on mining interest expenditures) were as follows:

	Three Months Ended March 31
	2017	2016
Peñasquito (including Camino Rojo)	$73	$62
Cerro Negro	16	25
Red Lake (including Cochenour)	17	31
Éléonore	29	21
Porcupine (including Borden)	14	16
Musselwhite	11	5
Other	20	13
Total	$180	$173
Expenditures on mining interests during the three months ended March 31, 2017 were comparable to expenditures during the three months ended March 31, 2016. Expansionary capital for the first quarter of 2017 increased by $35 million compared to the same prior year period, primarily due to the construction of the Pyrite Leach Project at Peñasquito and the Material Handling Project at Musselwhite. This increase in expansionary capital was offset by a decrease in sustaining capital expenditures of $28 million, primarily attributable to a decrease at Peñasquito of $18 million and Red Lake of $7 million.
The decrease of $145 million in cash provided by financing activities during the three months ended March 31, 2017 as compared to the three months ended March 31, 2016 was primarily due to a draw of $70 million on the credit facility in the three months ended March 31, 2017, compared to $250 million in the three months ended March 31, 2016. The decrease was partially offset by lower dividends of $36 million paid in the three months ended March 31, 2017 compared to the first quarter of 2016. Effective April 1, 2016, the Company’s Board of Directors reduced the annual dividend to $0.08 per share and amended the dividend payment schedule such that dividends were paid quarterly commencing in June 2016.
In June 2016, Goldcorp implemented a Dividend Reinvestment Plan ("DRIP"), which allows shareholders to reinvest their cash dividends into common shares issued from treasury at a 3% percent discount to the average market price calculated at the time of dividend payment. Participation in the DRIP is optional and does not affect shareholders' cash dividends unless they elect to participate in the DRIP. During the three months ended March 31, 2017, the Company issued 120,459 common shares to shareholders who participated in the DRIP.
At March 31, 2017, the Company had $3.1 billion of available liquidity held in $0.2 billion of cash and cash equivalents and short term investments, and $2.9 billion available on its credit facility.
The Company may from time to time seek to retire or repurchase its outstanding debt in open market purchases, privately negotiated transactions or otherwise.  Such repurchases, if any, will depend upon prevailing market conditions, the Company's liquidity requirements, contractual restrictions and other factors.  The amount of debt retired or repurchased may be material.
Outstanding Share Data
As at April 26, 2017, there were 856 million common shares of the Company issued and outstanding and 9 million stock options outstanding, which are exercisable into common shares at exercise prices ranging between C$20.27 per share to C$35.66 per share, and 3 million restricted share units outstanding.

GUIDANCE (1)
2017 Guidance
Consistent with Goldcorp’s focus on profitable ounces and growing NAV per share, 2017 gold production is expected to be 2.5 million ounces (+/- 5%), in line with previous 2017 guidance. AISC are expected to be approximately $850 per ounce (2), (3) (+/- 5%) .
Total cash costs on a by-product basis are expected to be $500 per ounce (+/- 5%) (2). Sustaining capital expenditures are forecast to be $700 million (+/- 5%). Expansionary capital is expected to be $600 million (+/- 5%) with the majority of the spending on Peñasquito's Pyrite Leach Project, Musselwhite's Materials Handling Project, Borden, Coffee, Cochenour and NuevaUnión.

GOLDCORP  |  13

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Company-wide exploration expenditures in 2017 are expected to total $100 million, of which approximately 40% is expected to be expensed. Corporate administration expense is expected to be approximately $160 million, which includes share-based compensation of approximately $50 million. Depreciation and depletion expense is expected to be $435 per ounce. The effective tax rate on net income before share-based compensation is expected to be between 40% and 45%.
Five-Year Forecast
The Company’s five year outlook is focused on growing production by 20% to 3 million ounces, reducing AISC by 20% to $700 per ounce and growing gold reserves by 20% to 50 million ounces. Year-by-year gold production and AISC are forecast as follows:

Year	Gold Production (oz) (+/-5%)	AISC ($/oz) (2), (3) (+/-5%)
2017	2,500,000	$850
2018	2,500,000	$800
2019	2,700,000	$750
2020	3,000,000	$700
2021	3,000,000	$700
The assumptions below were used to forecast total cash costs and gold equivalent ounces:

	2017 - 2018	2019 - 2021
Gold (oz)	$1,250	$1,250
Silver (oz)	$19.00	$19.00
Copper (lb)	$2.25	$2.25
Zinc (lb)	$1.00	$0.90
Lead (lb)	$0.89	$0.80
Foreign exchange (respectively to the US$)
Canadian dollar	$1.30	$1.30
Mexican peso	19.00	16.25

(1)
Guidance projections (“Guidance”) are considered “forward-looking statements” and represent management’s good faith estimates or expectations of future production results as of the date hereof. Guidance is based upon certain assumptions, including, but not limited to, metal prices, oil prices, certain exchange rates and other assumptions. Such assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, Guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon Guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur.

(2)
The Company has presented the non-GAAP performance measures on an attributable (or Goldcorp's share) basis. AISC per ounce and cash costs: by-product are non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see pages 30-34 of this report.

(3)
The Company’s projected AISC are not based on GAAP total production cash costs, which forms the basis of the Company’s cash costs: by-product. The projected range of AISC is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital, tax payments, dividends and financing costs. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization and tax payments. Due to the uncertainty of the likelihood, amount and timing of any such items, the Company does not have information available to provide a quantitative reconciliation of projected AISC to a total production cash costs projection.

OPERATIONAL REVIEW
The Company’s principal producing mining properties are comprised of the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; the Pueblo Viejo mine (40.0% interest) in the Dominican Republic and the Red Lake, Éléonore, Porcupine, and Musselwhite mines in Canada.
Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers each individual mine site as an operating segment for financial reporting purposes except as noted below.
The CODM reviews the results of the Company's mines that are nearing closure or divestiture as one operating segment. Accordingly, the Company groups Los Filos and Marlin into one operating segment, Other mines. On the same basis, the Company presents its 37.5% interest in Alumbrera in the Other associate operating segment due to its short mine life.

GOLDCORP  |  14

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

The Company’s 100% interests in the Cochenour and Borden projects in Canada are included in the Red Lake and Porcupine reportable operating segments, respectively. The Company's 50% interest in the NuevaUnión project in Chile and 100% interest in the Coffee project in the Yukon are included in Other.
The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters and traders.

Segmented Financial and Operating Highlights

Three months ended March 31		Revenue ($ millions)	Gold produced (000's of ounces)	Gold sold (000's of ounces)	Total cash costs: by-product ($/oz) (1), (3)	AISC ($/oz) (2), (3)
Peñasquito	2017	356	137	138	85	391
	2016	264	125	122	513	1,004
Cerro Negro	2017	121	95	88	459	651
	2016	174	115	128	381	503
Red Lake	2017	66	49	54	861	1,149
	2016	99	79	84	546	842
Éléonore	2017	88	78	72	850	1,057
	2016	83	67	70	804	965
Porcupine	2017	76	61	62	843	1,011
	2016	89	74	75	624	837
Musselwhite	2017	69	54	56	713	871
	2016	78	68	67	447	553
Other mines	2017	106	68	69	740	800
	2016	157	116	112	752	876
Other (2)	2017	—	—	—	—	66
	2016	—	—	—	—	80
Total before investment in associates	2017	882	542	539	561	849
	2016	944	644	658	569	891
Pueblo Viejo (3)	2017	122	95	95	439	541
	2016	139	114	112	359	443
Other associate (3)	2017	40	18	12	415	623
	2016	73	26	29	1,036	1,115
Total	2017	1,044	655	646	540	800
	2016	1,156	784	799	557	836

(1)
Total cash costs: by-product, per ounce, is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.13 per silver ounce (2016 – $4.09 per silver ounce) sold to Silver Wheaton). If silver, copper, lead and zinc were treated as co-products, total cash costs for the three months ended March 31, 2017 would have been $701 per ounce of gold, (three months ended March 31, 2016 – $604). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 31).

(2)
For the purpose of calculating AISC, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate AISC in the "Other" category. These costs are not allocated to the individual mine sites as the Company measures its operations' performance on AISC directly incurred at the mine site. AISC for Other is calculated using total corporate expenditures and the Company's consolidated gold sales ounces.

(3)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera, Pueblo Viejo and NuevaUnión throughout this document. Total cash costs: by-product and AISC are non-GAAP performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 30-34 of this report.

GOLDCORP  |  15

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
Peñasquito, Mexico (100%-owned)

	Three months ended March 31
Operating Data	2017	2016	Change
Tonnes of ore mined (thousands)	9,469	10,867	(13)%
Tonnes of waste mined (thousands)	36,061	35,152	3%
Tonnes of ore milled (thousands)	9,510	9,233	3%
Mill head grade
Gold grade (grams/tonne)	0.75	0.68	10%
Silver grade (grams/tonne)	21.19	22.53	(6)%
Lead grade	0.22%	0.22%	—%
Zinc grade	0.58%	0.53%	9%
Mill Recovery Rate
Gold recovery	66%	66%	—%
Silver recovery	82%	79%	4%
Lead recovery	76%	69%	10%
Zinc recovery	80%	77%	4%
Payable Metal Produced
Gold (thousands of ounces)	137	125	10%
Silver (thousands of ounces)	4,836	4,714	3%
Lead (thousands of pounds)	32,400	29,000	12%
Zinc (thousands of pounds)	80,700	71,100	14%
Gold equivalent (thousands of ounces) (1)	290	281	3%
Payable Metal Sold
Gold (thousands of ounces)	138	122	13%
Silver (thousands of ounces)	4,825	4,761	1%
Lead (thousands of pounds)	31,300	30,200	4%
Zinc (thousands of pounds)	88,500	73,100	21%
Total Cash Costs: By-product (per ounce)	$85	$513	(83)%
Total Cash Costs: Co-product (per ounce)	$668	$707	(6)%
AISC (per ounce)	$391	$1,004	(61)%
Mining cost (per tonne)	$2.13	$1.99	7%
Milling cost (per tonne)	$6.32	$5.56	14%
General and administrative cost (per tonne milled)	$2.85	$1.99	43%
Financial Data (in millions)
Revenues (2)	$356	$264	35%
Production costs	$193	$172	12%
Depreciation and depletion	$72	$57	26%
Earnings from operations	$90	$35	157%
Expenditures on mining interests (cash basis)	$75	$62	21%
– Sustaining	$40	$57	(30)%
– Expansionary	$35	$5	600%

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,250 per ounce of gold; by-product metal prices of $19.00 per ounce of silver; $0.90 per pound of zinc; and $0.80 per pound of lead (2016 – $1,100; $16.50; $0.95; and $0.90 respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $4.13 per ounce (2016 – $4.09 ounce). The remaining 75% of silver ounces are sold at market rates.

GOLDCORP  |  16

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Operating Highlights
Gold production for the first quarter of 2017 was 10% higher than the first quarter of 2016, primarily due to higher ore grade as a result of mine sequencing in Phases 5 and 6, and higher mill throughput as a result of improved operational discipline. Higher grade ore is expected through the first half of 2017 as further mining occurs in Phase 5, after which mill feed is expected to consist of lower grade ore and stockpiled material for the remainder of 2017.
Productivity in the pit continues to improve due to design improvements, leading to improved pit conditions with large and wide cut-backs, a continued focus on balancing truck haulage with available shovels, and an optimization of drill-and-blast activities. It is expected that the ongoing initiatives will continue to increase productivity throughout 2017.
Pre-stripping of the Chile Colorado pit has commenced ahead of schedule with the first two benches being mined. Mining of ore is expected to start in 2018.

Financial Highlights
Earnings from operations were $90 million in the first quarter of 2017, compared to $35 million in the first quarter of 2016. Earnings increased due to higher gold and by-product production and higher by-product prices, partially offset by higher production costs. Production costs increased due to a $12 million one-time charge related to the oxide heap leach operation, higher maintenance associated with mill liner changes and the increase in fuel prices.
AISC for the first quarter of 2017 were 61% lower than the first quarter of 2016 due to higher gold and by-product production, higher realized by-product prices, the devaluation of the Mexican peso by approximately 13% and lower sustaining capital.  Mining and milling costs were both higher in the first quarter of 2017 compared to the first quarter of 2016 due to an approximate 20% increase in the price of diesel in Mexico, as government pricing controls are in the process of being removed. Administrative expenses were higher than normal in the first quarter of 2017 due to consulting costs related to the process of identifying areas that are expected to contribute to Goldcorp's overall target of $250 million in annual sustainable efficiencies. Sustaining capital expenditures are expected to ramp up through 2017 as spending relating to Chile Colorado pre-stripping and the tailings dam raise increases.

GOLDCORP  |  17

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Cerro Negro, Argentina (100%-owned)

	Three months ended March 31
Operating Data	2017	2016	Change
Tonnes of ore mined (thousands)	237	262	(10)%
Tonnes of ore milled (thousands)	239	277	(14)%
Mill Gold grade (grams/tonne)	12.61	12.59	—%
Mill Silver grade (grams/tonne)	106.5	135.3	(21)%
Gold recovery rate	96%	94%	2%
Silver recovery rate	89%	89%	—%
Gold Produced (thousands of ounces)	95	115	(17)%
Silver Produced (thousands of ounces)	706	1,156	(39)%
Gold equivalent ounces produced (thousands of ounces)(1)	106	133	(20)%
Gold Sold (thousands of ounces)	88	128	(31)%
Silver Sold (thousands of ounces)	675	1,290	(48)%
Total Cash Costs: By-product (per ounce)	$459	$381	20%
Total Cash Costs: Co-product (per ounce)	$529	$464	14%
AISC (per ounce)	$651	$503	29%
Mining cost (per tonne)	$92.02	$77.46	19%
Milling cost (per tonne)	$31.16	$32.65	(5)%
General and administrative cost (per tonne milled)	$87.27	$86.55	1%
Financial Data (in millions)
Revenues	$121	$174	(30)%
Production costs	$52	$68	(24)%
Depreciation and depletion	$54	$67	(19)%
Earnings from operations	$14	$38	(63)%
Expenditures on mining interests (cash basis)	$16	$25	(36)%
– Sustaining	$14	$14	—%
– Expansionary	$2	$11	(82)%

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,250 per ounce of gold and a by-product metal price of $19.00 per ounce of silver (2016 – $1,100 and $16.50, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

Operating Highlights
Gold production for the first quarter of 2017 was 17% lower than the first quarter of 2016, primarily due to the inclusion of 30,000 tonnes of stockpile ore in 2016 production and 10% lower mine production. Mining operations have continued to improve since mid-2016 when work stoppages tied to the workforce reduction program resulted in lower than expected operational performance. Productivity is expected to continue to improve with the implementation of a short interval operator control program and supply chain process improvements. Cerro Negro improved equipment availability which is expected to continue to improve into the third quarter of 2017.
Mariana Norte is expected to ramp up through 2017 with first ore from stopes expected in 2018. Development of the Emilia vein is expected to begin in the second half of 2017 and is expected to supplement declining production from Eureka in 2019. The production ramp-up to 4,000 tonnes per day is expected to be achieved during the second half of 2018.

GOLDCORP  |  18

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Financial Highlights
Earnings from operations were $14 million in the first quarter of 2017 compared to earnings of $38 million in the first quarter of 2016. Earnings were lower, primarily due to 20% lower gold equivalent production, partially offset by lower production costs. Production costs decreased primarily due to the first quarter of 2016 including sales of inventory from year end December 31, 2015, a reduction in labour costs associated with headcount reductions and a 8% devaluation of the Argentine peso, partially offset by an increase in Argentine peso denominated expenditures as Argentinean inflation was approximately 40% year over year. Due to inflation in Argentina out-pacing the devaluation of the Argentine Peso by approximately 25%, Argentine peso denominated costs translated into US dollars increased when comparing the first quarter of 2017 to the first quarter of 2016. Mining costs per tonne increased due to fewer tonnes mined and higher equipment maintenance charges in the first quarter of 2017 than in the first quarter of 2016, while milling costs per tonne improved 5% as cost control measures more than offset lower milled tonnes. Mine productivity improvements, coupled with the continued ramp-up, is expected to result in an improved cost structure over the rest of 2017.
AISC for the first quarter of 2017 were 29% higher than the first quarter of 2016 due to lower gold and silver production and sales and inflationary cost pressures.

GOLDCORP  |  19

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo, Dominican Republic (40%-owned)
(tabular amounts below represent Goldcorp's proportionate 40% share)

	Three months ended March 31
Operating Data	2017	2016	Change
Tonnes of ore mined (thousands)	2,553	2,096	22%
Tonnes of waste mined (thousands)	883	2,117	(58)%
Tonnes of ore milled (thousands)	730	764	(4)%
Mill head grade (grams/tonne)	4.50	5.34	(16)%
Recovery rate	90%	87%	3%
Gold Produced (thousands of ounces)	95	114	(17)%
Gold Sold (thousands of ounces)	95	112	(15)%
Total Cash Costs: By-product (per ounce)	$439	$359	22%
Total Cash Costs: Co-product (per ounce)	$464	$386	20%
AISC (per ounce)	$541	$443	22%
Mining cost (per tonne)	$3.02	$2.71	11%
Milling cost (per tonne)	$44.33	$40.16	10%
General and administrative cost (per tonne milled)	$11.84	$10.24	16%
Financial Data (in millions) (1)
Revenues	$122	$139	(12)%
Production costs	$47	$45	4%
Depreciation and depletion	$9	$13	(31)%
Earnings from operations	$66	$81	(19)%
Expenditures on mining interests (cash basis)	$9	$9	—%
– Sustaining	$9	$9	—%
– Expansionary	$—	$—	—

(1)
The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis. For the three months ended March 31, 2017, the Company's equity earnings from Pueblo Viejo were $27 million (three months ended March 31, 2016 – equity earnings of $35 million).

Operating Highlights
Gold production for the first quarter of 2017 was 17% lower than the first quarter of 2016, primarily due to lower grades and lower tonnes of ore milled, partially offset by increased recoveries. Ore milled in 2017 decreased by 4% in comparison with 2016 primarily due to a maintenance shutdown performed in February 2017, while in the first quarter of 2016 no shutdown was performed. The decrease in head grade was attributable to the mining sequence with higher grade ore deferred into the second and third quarters of 2017. Higher gold recovery in the first quarter of 2017 was a result of processing ore with lower organic carbon content compared to the first quarter of 2016.

Financial Highlights
Earnings from operations were $66 million in the first quarter of 2017 compared to $81 million in the first quarter of 2016. Earnings decreased primarily due to lower gold production, partially offset by higher gold prices.
AISC for the first quarter of 2017 were 22% higher than the first quarter of 2016 due to lower gold production and higher production costs. Production costs increased in the first quarter of 2017 compared to the first quarter of 2016 due to the maintenance shut down in the first quarter of 2017 and higher energy and fuel costs.

GOLDCORP  |  20

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Red Lake, Canada (100%-owned)

	Three months ended March 31
Operating Data	2017	2016	Change
Tonnes of ore mined (thousands)	111	162	(31)%
Tonnes of ore milled (thousands)	111	162	(31)%
Mill head grade (grams/tonne)	14.29	16.27	(12)%
Recovery rate	95%	95%	—%
Gold Produced (thousands of ounces)	49	79	(38)%
Gold Sold (thousands of ounces)	54	84	(36)%
Total Cash Costs: By-product (per ounce)	$861	$546	58%
AISC (per ounce)	$1,149	$842	36%
Mining cost (per tonne)	$281.91	$179.44	57%
Milling cost (per tonne)	$55.18	$45.51	21%
General and administrative cost (per tonne milled)	$91.81	$54.00	70%
Financial Data (in millions)
Revenues	$66	$99	(33)%
Production costs	$47	$46	2%
Depreciation and depletion	$21	$31	(32)%
Earnings (loss) from operations	$(3)	$13	n/a
Expenditures on mining interests (cash basis)	$17	$31	(45)%
– Sustaining	$14	$21	(33)%
– Expansionary	$3	$10	(70)%

Operating Highlights
Gold production for the first quarter of 2017 was 38% lower than the first quarter of 2016 due to lower grade from the High Grade Zone and lower ore tonnes mined and milled. In the first quarter of 2017 fewer long hole stopes were in production when compared to the first quarter of 2016 as the focus was on mine development. Temporary pastefill production issues associated with unplanned maintenance impacted stope sequencing in the first quarter of 2017.
Red Lake's two key growth projects, Cochenour and HG Young, are advancing through the Company's investment framework and have the potential to provide new sources of ore over the medium to long-term.
The site is focused on realizing efficiencies through cost and productivity initiatives and the rationalization of site infrastructure. The Red Lake mill was placed on care and maintenance in the first quarter of 2017, while maintaining the flexibility to bring the mill back into service if additional milling capacity is required. The Campbell shaft is expected be placed on care and maintenance in the second half of 2017.

Financial Highlights
Loss from operations were $3 million in the first quarter of 2017 compared to earnings of $13 million in the first quarter of 2016. Earnings decreased due to lower gold production and higher expensed development costs, partially offset by higher realized gold prices.
AISC for the first quarter of 2017 were 36% higher than the first quarter of 2016 due to lower gold production, partially offset by lower sustaining capital. Mining costs per tonne increased due to higher expensed development in the first quarter of 2017 compared to the first quarter of 2016. Administrative costs for the first quarter of 2017 increased relating to consulting costs as Red Lake began the process to identify areas to contribute to Goldcorp's overall $250 million target in annual sustainable efficiencies. Sustaining capital expenditures for the first quarter of 2017 decreased by 33% due to the majority of the underground development being expensed in the period and the first quarter of 2017 had more planned mill expenditures than the first quarter of 2016. Expansionary capital decreased by 70% as project activities focused on planning and study work required for mining in the upper portion of Cochenour.

GOLDCORP  |  21

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Éléonore, Canada (100%-owned)

	Three months ended March 31
Operating Data	2017	2016	Change
Tonnes of ore mined (thousands)	481	390	23%
Tonnes of ore milled (thousands)	479	387	24%
Mill head grade (grams/tonne)	5.36	5.65	(5)%
Recovery rate	92%	89%	3%
Gold Produced (thousands of ounces)	78	67	16%
Gold Sold (thousands of ounces)	72	70	3%
Total Cash Costs: By-product (per ounce)	$850	$804	6%
AISC (per ounce)	$1,057	$965	10%
Mining cost (per tonne)	$60.11	$60.08	—%
Milling cost (per tonne)	$32.65	$41.56	(21)%
General and administrative cost (per tonne milled)	$38.30	$40.65	(6)%
Financial Data (in millions)
Revenues	$88	$83	6%
Production costs	$61	$56	9%
Depreciation and depletion	$32	$36	(11)%
Loss from operations	$(6)	$(9)	(33)%
Expenditures on mining interests (cash basis)	$29	$21	38%
– Sustaining	$14	$11	27%
– Expansionary	$15	$10	50%
Operating Highlights
Gold production for the first quarter of 2017 was 16% higher than the first quarter of 2016, consistent with the ongoing ramp-up schedule. Éléonore mined 23% more tonnes in the first quarter of 2017 than the first quarter of 2016, reflecting the increased ore development rate and the utilization of additional mining equipment. Gold recovery increased to 92% in the first quarter of 2017, and is approaching the 93% that was contemplated in the Feasibility Study. The recovery rate increased as a result of achieving a more consistent fine grind and optimal temperatures in the mill circuit.
The production ramp-up to 7,000 tonnes per day is expected to continue into 2018 with the addition of a fifth production horizon.
Financial Highlights
Loss from operations were $6 million in first quarter of 2017 compared to a loss of $9 million in the first quarter of 2016, primarily as a result of higher gold prices and higher production, partially offset by lower grade and higher production costs as ore tonnes mined increased by 23%.
AISC for the first quarter of 2017 were 10% higher than the first quarter of 2016 due to a 27% increase in sustaining capital expenditures as a result of a planned increase in development rates and lower grade ore processed. With significant fixed costs, including the camp and transportation, Éléonore expects to see decreasing unit costs as mining rates continue to ramp-up. Expansionary capital expenditures increased by 50% as the work on the water treatment plant ramped up towards final commissioning.

GOLDCORP  |  22

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Porcupine, Canada (100%-owned)

	Three months ended March 31
Operating Data	2017	2016	Change
Tonnes of ore mined underground (thousands)	157	219	(28)%
Tonnes of ore mined open pit (thousands)	609	389	57%
Tonnes of waste mined open pit (thousands)	1,565	1,785	(12)%
Tonnes of ore milled (thousands)	766	910	(16)%
Mill head grade (grams/tonne)	2.66	2.63	1%
Recovery rate	92%	90%	2%
Gold Produced (thousands of ounces)	61	74	(18)%
Gold Sold (thousands of ounces)	62	75	(17)%
Total Cash Costs: By-product (per ounce)	$843	$624	35%
AISC (per ounce)	$1,011	$837	21%
Mining cost underground (per tonne)	$158.09	$87.53	81%
Mining cost open pit (per tonne)	$5.34	$5.03	6%
Milling cost (per tonne)	$9.89	$7.39	34%
General and administrative cost (per tonne milled)	$11.88	$9.11	30%
Financial Data (in millions)
Revenues	$76	$89	(15)%
Production costs	$53	$48	10%
Depreciation and depletion	$27	$18	50%
Earnings (loss) from operations	$(6)	$18	n/a
Expenditures on mining interests (cash basis)	$14	$16	(13)%
– Sustaining	$7	$12	(42)%
– Expansionary	$7	$4	75%

Operating Highlights
Gold production for the first quarter of 2017 was 18% lower than the first quarter of 2016, primarily due to planned lower tonnes from both Dome and Hoyle Deep underground and the processing of low grade stockpile in the first quarter of 2016, partially offset by higher production from the Hollinger Open Pit. Increased underground development rates in the first quarter of 2017 are expected to add capacity for higher underground mining rates, specifically at Hoyle Deep, throughout the remainder of the year, which is also expected to positively impact grade. Recovery in the first quarter of 2017 increased by 2% compared to the first quarter of 2016 as a result of a focus on improved measurement processes to achieve greater consistency of the grind size through the crushing and grinding circuits, and gravity recovery improvement projects.

Financial Highlights
The loss from operations was $6 million in the first quarter of 2017 compared to earnings of $18 million in the first quarter of 2016. The loss from operations was primarily due to lower production, higher production costs and higher depreciation and depletion. Depreciation and depletion increased by 50% in the first quarter of 2017 compared to the first quarter of 2016 as a result of incremental depletion from the Hoyle Deep winze which was still under construction in the first quarter of 2016.
AISC for the first quarter of 2017 were 21% higher than the first quarter of 2016 due to lower production and higher operating costs, partially offset by decreased sustaining capital as Hoyle Deep was completed in 2016. Underground mining costs were higher primarily due to additional expensed development relating to re-establishing Dome underground production and an increase in expensed development to add additional mining fronts at Hoyle Pond.

GOLDCORP  |  23

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite, Canada (100%-owned)

	Three months ended March 31
Operating Data	2017	2016	Change
Tonnes of ore mined (thousands)	297	275	8%
Tonnes of ore milled (thousands)	304	289	5%
Average mill head grade (grams/tonne)	5.71	7.65	(25)%
Average recovery rate	96%	96%	—%
Gold Produced (thousands of ounces)	54	68	(21)%
Gold Sold (thousands of ounces)	56	67	(16)%
Total Cash Costs: By-product (per ounce)	$713	$447	60%
AISC (per ounce)	$871	$553	58%
Mining cost (per tonne)	$70.19	$57.71	22%
Milling cost (per tonne)	$16.02	$11.81	36%
General and administrative cost (per tonne milled)	$41.76	$39.26	6%
Financial Data (in millions)
Revenues	$69	$78	(12)%
Production costs	$40	$31	29%
Depreciation and depletion	$10	$15	(33)%
Earnings from operations	$17	$31	(45)%
Expenditures on mining interests (cash basis)	$11	$5	120%
– Sustaining	$7	$5	40%
– Expansionary	$4	$—	—
Operating Highlights
Gold production for the first quarter of 2017 was 21% lower than the first quarter of 2016, primarily due to planned lower head grades, partially offset by 8% higher tonnes mined. Lower grades were the result of planned sequencing in the mine and higher than expected dilution from larger stopes. Musselwhite is expected to use additional pillars and reslotting where necessary to reduce future dilution. Increased grades are expected over the remainder of the year as a result of mine sequencing.

Financial Highlights
Earnings from operations were $17 million in the first quarter of 2017 compared to $31 million in the first quarter of 2016. Earnings decreased due to lower production and higher production costs. Production costs were lower in 2016 due to lower contractor and royalty costs and an adjustment for an overestimation of bonus costs at December 31, 2015 that settled in the first quarter of 2016.
AISC for the first quarter of 2017 were 58% higher than the first quarter of 2016 due to lower gold production, higher sustaining capital expenditures and higher production costs. Sustaining capital expenditures for the first quarter of 2017 increased by 40%, primarily due to increased electrical infrastructure and equipment. Expansionary capital expenditures relate to the Materials Handling Project.

GOLDCORP  |  24

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

OTHER MINE SITE OPERATING AND FINANCIAL DATA
The Company's Other operations consist of Los Filos (100%-owned) in Mexico, Marlin (100%-owned) in Guatemala, and Alumbrera (37.5%-owned) in Argentina.

Alumbrera, Argentina (37.5%-owned)
(tabular amounts below represent Goldcorp's proportionate 37.5% share)

	Three months ended March 31
Operating Data	2017	2016	Change
Tonnes of ore mined (thousands)	2,586	2,937	(12)%
Tonnes of waste mined (thousands)	2,259	2,773	(19)%
Tonnes of ore milled (thousands)	2,972	3,192	(7)%
Mill Gold grade (grams/tonne)	0.27	0.35	(23)%
Mill Copper grade	0.18%	0.28%	(36)%
Gold recovery rate	69%	70%	(1)%
Copper recovery rate	81%	84%	(4)%
Gold Produced (thousands of ounces)	18	26	(31)%
Copper Produced (thousands of pounds)	9,400	16,600	(43)%
Gold equivalent ounces produced (thousands of ounces)(1)	35	67	(48)%
Gold Sold (thousands of ounces)	12	29	(59)%
Copper Sold (thousands of pounds)	8,600	19,100	(55)%
Total Cash Costs: By-product (per ounce)	$415	$1,036	(60)%
Total Cash Costs: Co-product (per ounce)	$990	$876	13%
AISC (per ounce)	$623	$1,115	(44)%
Financial Data (in millions)
Expenditures on mining interests (cash basis)	$—	$—	—%
– Sustaining	$—	$—	—
– Expansionary	$—	$—	—%

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,250 per ounce of gold and a by-product metal price of $2.25 per pound of copper (2015 – $1,100 and $2.75, respectively). By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it by the gold price.

Operating and Financial Highlights
Gold and copper production for the first quarter of 2017 were 31% and 43% lower, respectively, than the first quarter of 2016, primarily due to lower ore milled, lower head grades and lower recoveries.
Ore milled in the first quarter of 2017 was lower than the first quarter of 2016 due to lower mill run time as a consequence of scheduled maintenance in January 2017. The decrease in head grades and recoveries was due to higher ore processed from the BED pit in 2017 while in 2016 ore processed was from the MAA pit which had higher head grades and associated recoveries. Total material mined in the first quarter of 2017 was lower than the first quarter of 2016 due to mine sequencing.
AISC for the first quarter of 2017 were 44% lower than the first quarter of 2016 due to lower operating costs and a weaker Argentine Peso, partially offset by lower production volume. The decrease in operating costs is primarily attributable to the elimination of export duties on copper concentrate effective February 2016.

GOLDCORP  |  25

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Los Filos, Mexico (100%-owned)

	Three months ended March 31
Operating Data	2017	2016	Change
Tonnes of ore mined (thousands)	1,434	3,997	(64)%
Tonnes of waste mined (thousands)	3,915	5,695	(31)%
Tonnes of ore processed (thousands)	1,571	3,948	(60)%
Grade processed (grams/tonne)	1.00	0.90	11%
Gold Produced (thousands of ounces)	44	81	(46)%
Gold Sold (thousands of ounces)	43	75	(43)%
Total Cash Costs: By-product (per ounce)	$900	$763	18%
AISC (per ounce)	$968	$839	15%
Financial Data (in millions)
Expenditures on mining interests (cash basis)	$2	$5	(60)%
– Sustaining	$2	$5	(60)%
– Expansionary	$—	$—	—
Operating and Financial Highlights
The Company completed the sale of Los Filos to Leagold on April 7, 2017.
Gold production for first quarter of 2017 was 46% lower than the first quarter of 2016, primarily due to a revision of the mine plan to focus on higher grade and lower strip ratio material and the first quarter of 2016 including leached production from material placed in late 2015.
AISC for the first quarter of 2017 were 15% higher than the first quarter of 2016 due to lower production, partially offset by lower costs.

GOLDCORP  |  26

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Marlin, Guatemala (100% owned)

	Three months ended March 31
Operating Data	2017	2016	Change
Tonnes of ore mined (thousands)	219	295	(26)%
Tonnes of ore milled (thousands)	220	293	(25)%
Mill Gold grade (grams/tonne)	3.50	3.84	(9)%
Mill Silver grade (grams/tonne)	156	171	(9)%
Gold recovery rate	98%	97%	1%
Silver recovery rate	96%	95%	1%
Gold Produced (thousands of ounces)	24	35	(31)%
Silver Produced (thousands of ounces)	1,141	1,542	(26)%
Gold Sold (thousands of ounces)	26	36	(28)%
Silver Sold (thousands of ounces)	1,269	1,570	(19)%
Total Cash Costs: By-product (per ounce)	$475	$728	(35)%
Total Cash Costs: Co-product (per ounce)	$760	$858	(11)%
AISC (per ounce)	$521	$940	(45)%
Financial Data (in millions)
Expenditures on mining interests (cash basis)	$—	$2	(100)%
– Sustaining	$—	$2	(100)%
– Expansionary	$—	$—	—
Operating and Financial Highlights
The Marlin mine has commenced closure activities and the remaining production is expected to be completed before the end of the second quarter. Gold production and AISC for the first quarter of 2017 were 31% and 45% lower, respectively, than the first quarter of 2016 due to the limited remnant mining remaining with lower associated costs.

GOLDCORP  |  27

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

PROJECT PIPELINE
The Company has numerous projects underway and the current anticipated milestones for 2017 through 2021 are outlined below:
Expenditures relating to projects for the three months ended March 31, 2017 and 2016 were as follows (in millions):

	Three months ended March 31
Project	2017	2016
Peñasquito – Pyrite Leach	$34	$4
Musselwhite – Materials Handling	4	—
Porcupine – Borden	7	4
Coffee	2	—
Red Lake – Cochenour	3	10
Red Lake – HG Young	1	3
Porcupine – Century	—	—
NuevaUnión (50%)	5	2
Eleonore (1)	15	10
Cerro Negro	2	11
Other	1	1
TOTAL	$74	$45
(1) Eleonore's 2017 expansionary capital relates primarily to the water treatment plant, which is expected to be commissioned in the second quarter of 2017.
Of the $74 million of project expenditures for the three months ended March 31, 2017 (2016 - $45 million), $73 million (2016 - $42 million) are included in expenditures on mining interests as expansionary capital and $1 million (2016- $3 million) relating to HG Young has been expensed as exploration.

GOLDCORP  |  28

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito: Pyrite Leach Project
The Pyrite Leach Project (“PLP”) has an expected capital investment of approximately $420 million based on a feasibility study completed in December 2015. The PLP is expected to provide annual incremental production of 100,000-140,000 gold ounces and 4-6 million silver ounces, commencing in 2019. Project expenditures are included as expansionary capital in expenditures on mining interests in Peñasquito.
The PLP achieved construction progress of 6% and engineering progress of 81% by the end of the first quarter of 2017. Major procurement activities are nearing completion, material and equipment is arriving on site and major works contractors have mobilized to site. Earthwork activities are now complete, concrete works are underway, and mechanical works installation will commence in the second quarter of 2017.  As part of the PLP, a carbon pre-flotation facility is being constructed which will allow Peñasquito to process ore which was previously considered uneconomic, including significant amounts already in stockpiles.

Musselwhite: Materials Handling Project
The Materials Handling Project has an expected capital investment of approximately $90 million. The project will construct an underground winze and associated infrastructure which will result in reduced truck haulage and is expected to increase production by approximately 20% and reduce operating costs by approximately 10%. Completion of the project is expected in the first quarter of 2019. Project expenditures are included as expansionary capital in expenditures on mining interests in Musselwhite.
During the first quarter of 2017, the Material Handling Project achieved 21% completion and approximately 90% of the detailed engineering had been completed. Key underground development advanced on plan and the hoist from the exploration shaft at Éléonore was transferred for use in the winze. The project remains on schedule.

Porcupine: Borden Project
The 100%-owned Borden Project is located near Chapleau in Ontario, approximately 160 kilometres west of the Company's Porcupine mine, and comprises 786 square kilometres of claims. Project expenditures are included as expansionary capital in expenditures on mining interests in Porcupine.
During the first quarter of 2017, work commenced on the box-cut in preparation for ramp development. The ramp design for the purpose of the bulk sample is expected to be sufficient for mining purposes. The underground platforms developed from the ramp access will further support exploration drilling of a deposit that remains open at depth and laterally. A final feasibility study is expected to be completed by the end of the first quarter of 2019 after the completion of a bulk sample. With the expected ramp completion and minimal additional infrastructure required for full scale mining, the Company expects to reach commercial production six months following bulk sample extraction.

Coffee Project
The 100%-owned Coffee project is a structurally hosted hydrothermal deposit located approximately 130 kilometres south of the City of Dawson,Yukon. The Coffee land package, comprising over 60,000 hectares, demonstrates potential for near-mine discoveries with mineralization remaining open along strike and at depth and the potential for the discovery of a major new mineral system.
The Environmental Socioeconomic Assessment application was submitted in the first quarter of 2017. First Nation and community consultation activities are progressing, along with the review and optimization of the feasibility study and planning for upgrades to site infrastructure.  The Company expects permitting and construction to take approximately four years, with commercial production targeted for the first quarter of 2021.

Red Lake: Cochenour Project
The 100%-owned Cochenour project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery in the Red Lake camp. Cochenour is expected to provide an additional source of ore feed for the Red Lake Mine. Project expenditures are included as expansionary capital in expenditures on mining interests in Red Lake.
During the first quarter of 2017 a positive concept study was completed. The Company expects to develop a starter mine in the upper portion of the Cochenour deposit in 2017 and complete a pre-feasibility study relating to longer term, sustainable mining in the first half of 2018.
The Company is undertaking the necessary work at Cochenour with the intention of converting a portion of the 0.29 million ounces (0.6 million tonnes at 15.03 grams per tonne) of indicated resources into a mineral reserve and expects that the estimate will be included as part of the June 30, 2017 reserve and resource update. The development access and further geological understanding obtained from a starter mine will be evaluated to support additional development and mining.

GOLDCORP  |  29

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Red Lake: HG Young Project
The 100%-owned HG Young project is an exploration discovery in close proximity to the Company's 100%-owned Red Lake mine. Project expenditures are expensed as exploration in Red Lake.
During the first quarter of 2017, work focused on drilling, geological interpretation, block models and the concept study.  The concept study will continue to evaluate alternative mining solutions, including accessing the deposit from existing underground workings or a decline from surface, to provide access to higher confidence areas for further exploration and bulk sampling in order to support a pre-feasibility study.  The concept study is expected to be completed by the end of 2017 following which a pre-feasibility study is expected to commence.

Porcupine: Century Project
The 100%-owned Century Project is a potential large-scale, open pit mine and related processing facility at the Dome mine. The current mineral resource estimate in the Dome open pit is 4.5 million ounces (130.6 million tonnes at 1.07 grams per tonne) of measured and indicated resources and 0.9 million ounces (35 million tonnes at 0.81 grams per tonne) of inferred resources, with potential to further extend open pit mining well below the existing Dome open pit. Project expenditures are included as expansionary capital in expenditures on mining interests in Porcupine.
In the first quarter of 2017, the Company formed a dedicated project team, completed a concept study and the project advanced to the pre-feasibility phase. A base case pre-feasibility study is expected to complete necessary work at the Dome open pit to convert a portion of the measured and indicated mineral resources into an initial mineral reserve and the Company expects that the estimate will be included as part of the June 30, 2017 reserve and resource update.
Following the completion of the base case, the pre-feasibility study will be optimized to improve the economics of the Dome Pit as well as the integration of additional potential mill feed including the Pamour Open Pit and the Pamour West Open Pit. The pre-feasibility is expected to be completed in the second half of 2018.

NuevaUnión Project
The 50%-owned NuevaUnión Project comprises the La Fortuna gold/copper deposit and the Relincho copper/molybdenum deposit and is one of the largest undeveloped copper-gold-molybdenum projects in the Americas. A 2015 preliminary economic assessment contemplates ore from the La Fortuna deposit being conveyed to a concentrator at the Relincho deposit, resulting in a mine life of over 30 years.
During the first quarter of 2017 the camp at La Fortuna was refurbished and a drilling program to support the feasibility study commenced. The project commenced a pre-feasibility study in October 2016 which is expected to be completed in the fourth quarter of 2017 following which a feasibility study is expected to commence. The Environmental Impact Assessment baseline studies and the consultation process with communities continues to progress.

NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company's non-GAAP performance measures are disclosed on a per gold ounce basis.
The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share of Pueblo Viejo, Alumbrera and NuevaUnión. The inclusion of NuevaUnión in the Company's non-GAAP performance measures only impacts the Company's adjusted operating cash flow metric at this time as it is a development stage project. The Company believes that disclosing certain performance measures on an attributable basis provides useful information about the Company’s operating and financial performance, and reflects the Company’s view of its core mining operations.

GOLDCORP  |  30

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Non-GAAP Measure - Total Cash Costs: by-product
Total cash costs: by-product incorporate Goldcorp’s share of all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation and closure costs at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product silver, lead, zinc and copper credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate its exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs: by-product per gold ounce to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.
The Company reports total cash costs: by-product on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.
The Company also reports total cash costs: co-product as a secondary metric to provide further information to the Company's stakeholders. Total cash costs: co-product, per gold ounce, are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of total cash costs: co-product were as follows:

	2017	2016	2015
Gold (per ounce)	$1,250	$1,100	$1,200
Silver (per ounce)	$19	$15	$18
Copper (per pound)	$2.25	$2.53	$3.00
Lead (per pound)	$0.89	$0.80	$0.95
Zinc (per pound)	$1.00	$0.80	$1.00

GOLDCORP  |  31

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

The following tables provide a reconciliation of total cash costs: by-product per ounce to the consolidated financial statements:

Three months ended March 31, 2017:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$194	$(227)	$45	$12	138	$85
Cerro Negro	53	(12)	—	41	88	459
Red Lake	46	—	—	46	54	861
Éléonore	61	—	—	61	72	850
Porcupine	52	—	—	52	62	843
Musselwhite	40	—	—	40	56	713
Other mines	74	(24)	—	50	69	740
Corporate	—	—	—	—	—	—
Total before associates	$520	$(263)	$45	$302	539	$561
Pueblo Viejo	47	(5)	—	42	95	439
Other associate	29	(27)	3	5	12	415
TOTAL	$596	$(295)	$48	$349	646	$540

Three months ended March 31, 2016:

	Production Costs (1)	By-Product Credits	Treatment and Refining Charges on Concentrate Sales	Total Cash Costs: by-product	Ounces (thousands)	Total Cash Costs: by-product per ounce (2), (3)
Peñasquito	$172	$(142)	$31	$61	122	$513
Cerro Negro	68	(19)	—	49	128	381
Red Lake	46	—	—	46	84	546
Éléonore	56	—	—	56	70	804
Porcupine	47	—	—	47	75	624
Musselwhite	30	—	—	30	67	447
Other mines	108	(23)	—	85	112	752
Corporate	1	—	—	1	—	—
Total before associates	$528	$(184)	$31	$375	658	$596
Pueblo Viejo	45	(5)	—	40	112	359
Other associate	66	(41)	6	31	29	1,036
TOTAL	$639	$(230)	$37	$446	799	$557

(1)	$23 million in royalties are included in production costs for the three months ended March 31, 2017 (three months ended March 31, 2016– $17 million).

(2)	Total cash costs: by-product per ounce may not calculate based on amounts presented in these tables due to rounding.

(3)
If silver, lead, zinc and copper for Peñasquito, silver for Marlin, silver and copper for Pueblo Viejo, and copper for Alumbrera were treated as co-products, Goldcorp's share of total cash costs: co-product from continuing operations for the three months ended March 31, 2017, would be $701 per ounce of gold, $9.47 per ounce of silver, $1.92 per pound of copper, $0.79 per pound of zinc, and $0.94 per pound of lead (three months ended March 31, 2016 – $604 per ounce of gold, $9.09 per ounce of silver, $2.31 per pound of copper, $0.72 per pound of zinc, and $0.76 per pound of lead).

NON-GAAP MEASURE – AISC
AISC include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion and amortization. The measure seeks to reflect the full cost of gold production from current operations, therefore expansionary capital is excluded. Certain other cash expenditures, including tax payments, dividends and financing costs are also excluded.

GOLDCORP  |  32

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
The Company reports AISC on a gold ounces sold basis. This performance measure was adopted as a result of an initiative undertaken within the gold mining industry; however, this performance measure has no standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company follows the guidance note released by the World Gold Council, which became effective January 1, 2014. The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.
The following tables provide a reconciliation of AISC per ounce to the consolidated financial statements:

Three months ended March 31, 2017:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$12	$—	$1	$1	$40	$54	138	$391
Cerro Negro	41	—	1	2	14	58	88	651
Red Lake	46	—	1	—	14	61	54	1,149
Éléonore	61	—	1	—	14	76	72	1,057
Porcupine	52	—	—	3	7	62	62	1,011
Musselwhite	40	—	2	—	7	49	56	871
Other mines	50	—	1	2	2	55	69	800
Corporate	—	36	—	—	6	42	—	66
Total before associates	$302	$36	$7	$8	$104	$457	539	$849
Pueblo Viejo	42	—	—	—	9	51	95	541
Other associate	5	—	—	3	—	8	12	623
TOTAL	$349	$36	$7	$11	$113	$516	646	$800

Three months ended March 31, 2016:

	Total cash costs: by-product	Corporate Administration	Exploration and evaluation costs	Reclamation cost accretion and amortization	Sustaining capital expenditures	Total AISC	Ounces (thousands)	Total AISC per ounce (1)
Peñasquito	$61	$—	$1	$2	$57	$121	122	$1,004
Cerro Negro	49	—	—	2	14	65	128	503
Red Lake	46	—	3	1	21	71	84	842
Éléonore	56	—	—	—	11	67	70	965
Porcupine	47	—	—	3	12	62	75	837
Musselwhite	30	—	2	—	5	37	67	553
Other mines	85	—	2	4	7	98	112	876
Corporate	1	57	2	—	4	64	—	80
Total before associates	$375	$57	$10	$12	$131	$585	658	$891
Pueblo Viejo	40	—	—	1	9	50	112	443
Other associate	31	—	—	2	—	33	29	1,115
TOTAL	$446	$57	$10	$15	$140	$668	799	$836

(1)	AISC may not calculate based on amounts presented in these tables due to rounding.

GOLDCORP  |  33

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. This definition includes, but is not limited to, capitalized stripping costs at open pit mines and underground mine development. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for continuing operations:

	Three months ended March 31
	2017	2016
Expenditures on mining interests per consolidated financial statements	$180	$173
Payment of finance lease obligations per consolidated financial statements	2	1
Expenditures on mining interests by Alumbrera, Pueblo Viejo and NuevaUnión (1)	4	8
Goldcorp’s share of expenditures on mining interests and deposits	$186	$182
Sustaining capital expenditures	$113	$140
Expansionary capital expenditures	73	42
	$186	$182

(1)
Expenditures on mining interests by Alumbrera, Pueblo Viejo and NuevaUnión represent mining interest expenditures, net of additional funding investments, which are included in expenditures on mining interests per the consolidated financial statements.

Non-GAAP Measure - Adjusted Operating Cash Flows
Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows, calculated on an attributable basis to include the Company's share of Alumbrera, Pueblo Viejo and NuevaUnión's operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.
In prior years, adjusted operating cash flows was presented on an attributable basis before working capital changes to provide a consistent measure of the Company’s performance of its core business operations as the Company, at times, can experience changes in working capital from one period to another.  In the second quarter of 2016, the Company revised its presentation of adjusted operating cash flows to use operating cash flows as shown on the Company’s statement of cash flows and adjusts it to include operating cash flows of the Company’s associates. The Company believes this measure provides a better measure of cash available to the Company for financing and investing purposes.
The following table provide a reconciliation of net cash provided by operating activities in the consolidated financial statements to Goldcorp’s share of adjusted operating cash flows:

	Three months ended March 31
	2017	2016
Net cash provided by operating activities of continuing operations	$227	$59
Adjusted operating cash flows provided by Alumbrera, Pueblo Viejo and NuevaUnión	42	30
Goldcorp’s share of adjusted operating cash flows	$269	$89
FINANCIAL INSTRUMENTS RISK EXPOSURE
The Company manages its exposures to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Finance Risk Management Policy. The Company's exposures to financial risks and how the Company manages each of those risks are described in note 27(e) to the Company's consolidated financial statements for the year ended December 31, 2016. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2017, except as noted below:

GOLDCORP  |  34

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

(i)    Liquidity risk
During the three months ended March 31, 2017, the Company generated operating cash flows from continuing operations, one of the Company's main sources of liquidity, of $227 million (2016 – $59 million). At March 31, 2017, Goldcorp held cash and cash equivalents of $169 million (December 31, 2016 – $157 million), short term investments of $43 million (December 31, 2016 – $43 million), and had working capital of $404 million (December 31, 2016 – $791 million), which the Company defines as current assets less current liabilities, $470 million of which was comprised of the Company's net assets held for sale (December 31, 2016 – $430 million).

At March 31, 2017, the balance outstanding on the revolving credit facility was $100 million (December 31, 2016 – $30 million) with $2.9 billion available for the Company's use (December 31, 2016 – $2.97 billion). Certain of the Company's borrowings are subject to various financial and general covenants with which the Company was in compliance as at March 31, 2017.
At March 31, 2017, the Company had letters of credit outstanding in the amount of $422 million (December 31, 2016 – $423 million) of which $306 million (December 31, 2016 – $303 million) represented guarantees for reclamation obligations. The Company's capital commitments for the next twelve months amounted to $359 million at March 31, 2017.
(ii)    Market risk
Currency risk
During the three months ended March 31, 2017, the Company recognized a net foreign exchange gain of $21 million (2016 - loss of $33 million) and a net foreign exchange gain of $68 million in income tax expense on income taxes receivable/(payable) and deferred income taxes (2016 – loss of $15 million).
Based on the Company’s net foreign currency exposures at March 31, 2017, depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in the following decrease or increase in the Company's net earnings:

At March 31, 2017	Possible exposure (1)(2)	Impact on earnings excluding currency exposure related to taxes	Impact on earnings from foreign exchange exposure related to taxes
Canadian dollar	10%	$13	$92
Mexican peso	15%	15	64
Argentine peso	15%	24	85

(1) Calculated based on fluctuation of foreign exchange rate in the last 12 months.
(2) There is insignificant currency risk related to Guatemalan quetzal due to the minimal fluctuation of the currency.

OTHER RISKS AND UNCERTAINTIES
This section describes the principal risk and uncertainties that could have an adverse effect on our business and financial results.
Acquisitions and Integration
As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into Goldcorp. Ultimately, any acquisitions would be accompanied by risks, which could include:

•	a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio;

•	a material ore body could prove to be below expectations;

•	difficulty in integrating and assimilating the operations and workforce of any acquired companies;

•	realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise;

•	maintaining uniform standards, policies and controls across the organization;

•	disruption of the Company’s ongoing business and its relationships with employees, suppliers, contractors and other stakeholders as Goldcorp integrates the acquired business or assets;

GOLDCORP  |  35

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

•	the acquired business or assets may have unknown liabilities that may be significant;

•	delays because of regulatory approvals; and

•	exposure to litigation (including actions commenced by shareholders) in connection with a transaction.
Any material issues that the Company encounters in connection with an acquisition could have a material adverse effect on its business, results of operations and financial position.
Caspiche Transaction and Cerro Casale Transaction
The completion of the Caspiche Transaction and the Cerro Casale Transaction are each subject to a number of conditions precedent, certain of which are outside the control of the Company. There can be no certainty, and the Company is not able to provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.
Commodity Prices
The majority of our revenues are derived from the sale of gold and silver, and to a lesser extent, copper, lead and zinc. The price of the Company’s Common Shares, its financial results and exploration, and its development and mining activities in the future may be materially adversely affected by declines in the price of gold, silver, copper, lead and zinc. Gold, silver, copper, lead and zinc prices fluctuate widely and are affected by numerous factors beyond the Company’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. The prices of gold, silver, copper, lead and zinc fluctuate widely, and future price declines could cause continued development of, and commercial production from, our properties to be uneconomic. Depending on the price of gold, silver, copper, lead and zinc, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production at, may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent on the price of gold, silver, copper, lead and zinc that are adequate to make these properties economically viable.
Estimates of Future Production
The Company prepares estimates and projections of its future production. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing mine plans and other assumptions which change from time to time, including the availability, accessibility, sufficiency and quality of ore, the Company’s costs of production, its ability to sustain and increase production levels, the sufficiency of its infrastructure, the performance of its workforce and equipment, the ability to maintain and obtain mining interests and permits and the Company’s compliance with existing and future laws and regulations. The Company’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on the Company’s future cash flows, business, results of operations and financial condition.
Foreign Operations
The majority of the Company’s foreign operations were conducted in Mexico, Argentina, the Dominican Republic, Guatemala and Chile, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; ability of governments to unilaterally alter agreements; government imposed supply laws, including laws establishing, among other things, profit margins, production quotas, maximum and minimum price levels and the ability to confiscate merchandise in certain circumstances; surface land access issues; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
In addition, adverse changes in mining or investment policies or shifts in political attitude in Mexico, Argentina, the Dominican Republic, Guatemala and Chile may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, import restrictions, such as restrictions applicable to, among other things, equipment, services and supplies, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, surface land access, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, environmental requirements, land and water use, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign

GOLDCORP  |  36

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties related to the economic and political risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on the Company’s operations or profitability.
Government Regulation
The Company’s mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a material adverse impact on the operations and financial position of the Company. Changes to laws regarding mining royalties or taxes, or other elements of a country’s fiscal regime, may also adversely affect the Company’s costs of operations and financial results.
In addition, governments continue to struggle with deficits and concerns over the effects of depressed economies, which has resulted in the mining and metals sector being targeted to raise revenue. Governments are continually assessing the fiscal terms of the economic rent for a mining company to exploit resources in their countries. Numerous countries, including, but not limited to, Argentina, Australia, Brazil, Chile, the Dominican Republic, Guatemala, Honduras, Mexico and Venezuela, have implemented changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including changes of law affecting foreign ownership and take-overs, mandatory government participation, taxation and royalties, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, as well as requirements for local goods, supplies and employment of local and community staff or contractors or other benefits to be provided to local residents.
The occurrence of mining regime changes in both developed and developing countries adds uncertainties that cannot be accurately predicted and any future adverse changes in government policies or legislation in the jurisdictions in which the Company operates that affect foreign ownership, mineral exploration, development or mining activities, may affect our viability and profitability.
In December 2016, the State of Zacatecas in Mexico approved new purported environmental taxes that became effective January 1, 2017.  Certain operations at the Company’s Peñasquito mine may be subject to these taxes.  The Company is not able to estimate the amount of the taxes with sufficient reliability.  The Company disputes the legality and constitutionality of the taxes and has filed legal claims against the taxes before the Mexican courts.
Environmental Regulation
The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Continuing issues with tailings dam failures at other companies operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. We can provide no assurance that future changes in environmental regulation will not adversely affect our results of operations. Failure to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may also be required to compensate those suffering loss or damage due to the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The occurrence of any environmental violation or enforcement action may have an adverse impact on the Company’s reputation and could adversely affect its results of operations. In addition, production at certain of the Company’s mines involves the use of sodium cyanide or other reagents and exposes rock material that could cause toxicity to the environment if released or not properly managed. Should sodium cyanide, other reagents, or contact water be improperly managed, leak or otherwise be discharged from the containment system, the Company may become subject to liability for clean-up work that may not be insured. While appropriate steps are taken to prevent discharges of pollutants into the ground water and the environment, we may become subject to liability for hazards that we may not be insured against.
Other Risks
For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company's most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

GOLDCORP  |  37

Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

ACCOUNTING MATTERS
Basis of Preparation
The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting ("IAS 34") as issued by the IASB. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2016, except for the following: the Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 7 - Statement of Cash Flows and IAS 12 - Income Taxes which are effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company's unaudited condensed interim consolidated financial statements.

Critical Judgements and Estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgements and estimates applied in the preparation of the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2017 are consistent with those applied and disclosed in notes 5 and 6 of its audited consolidated financial statements for the year ended December 31, 2016.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

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Third Quarter Report – 2016
(in United States dollars, tabular amounts in millions, except where noted)

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Corporate Development, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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